UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MOLECULAR INSIGHT PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
60852M104
(CUSIP Number of Class of Securities)
David S. Barlow 640 Lewis Wharf Boston, Massachusetts 02110 (617) 922 5422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:
Greenberg Traurig, LLP One International Place, 20th Floor Boston, Massachusetts 02110 Attention: Jonathan Bell, Esq. Telephone: (617) 310-6038	Greenberg Traurig, LLP One International Place, 20th Floor Boston, Massachusetts 02110 Attention: Mark Berthiaume, Esq. Telephone: (617) 310-6007
February 10, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

Introductory Note

This Amendment No. 1 amends the Schedule 13D originally filed with the Securities and Exchange Commission by David S. Barlow on January 30, 2009 with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Molecular Insight Pharmaceuticals, Inc., a Massachusetts  corporation (the “Issuer”)(the initial Schedule 13D is herein referred to as the “Original 13D”).  Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original 13 D is hereby amended and supplemented with the following disclosure:

On February 10, 2009, Mr. Barlow delivered to the board of directors of the Issuer (the “Board”) the letter filed herewith as Exhibit 2, which is incorporated herein by reference. Mr. Barlow desires to continue to engage in discussions with management of the Issuer and members of the Board concerning the business, operations and future plans of the Issuer, as well as measures Mr. Barlow believes will improve shareholder value for the benefit of the Issuer’s stockholders. Such measures include, without limitation, the exploration of strategic alternatives to maximize the value of the Issuer.

Except as set forth in this Item 4, Mr. Barlow has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Mr. Barlow, at any time and from time to time, may review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Depending on various factors including, without limitation, the Issuer’s financial position and business strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, Mr. Barlow may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, seeking Board representation; making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer; engaging in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization; purchasing additional Common Shares; selling some or all of his Common Shares; and/or changing his intention with respect to any and all matters referred to in this Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original 13D is amended by adding the following exhibit thereto:

Exhibit 2 – Letter from David S. Barlow to the Board of Directors of Molecular Insight Pharmaceuticals, Inc., dated February 10, 2009.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2009

/s/ David S. Barlow
David S. Barlow

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